

VEE HUA 華婷婷
DIRECTOR / CO-WRITER

LISA SANAYE DRING
CO-WRITER

A METAPHYSICAL, MULTILINGUAL POC BEST FRIEND COMEDY FOR A SUPER BLEAK ERA!

RECKLESS SPIRITS



LOGLINE

A gender-fluid Latine performance artist and a neurotic Asian American therapist are led by a series of uncanny circumstances into a world of ancestor spirits, psychics, and a cult leader who is threatening to tear their friendship apart.

DIRECTOR'S STATEMENT



RECKLESS SPIRITS celebrates friendship by exploring the multiplicities of the authentic, multicultural, and multilingual self. In Syd and Yvette, my co-writer Lisa Sanaye Dring and I created bold and intelligent who serve as our alter-egos and offer representation we don't believe has ever been seen on-screen.

In a time when the world is full of chaos and uncertainty, *RECKLESS SPIRITS* playfully asserts we need to see ourselves in stories that are joyous and uplifting, rather than eternally traumatic. Please join us on a hilarious, trippy ride.

VEE HUA 華婷婷 (they/them)
DIRECTOR & CO-WRITER



SYNOPSIS

On the way to their monthly sobriety meeting, a gender-fluid Latine performance artist named **Syd (they/them)** enlists their best friend **Yvette (she/her)**, a neurotic Asian-American therapist, for emotional support.

It is Syd’s three-year anniversary of sobriety, and they plan to debut their latest performance art piece. It is based on how being a “Plant Daddy” helped them stay sober.

Background images come from the short film proof-of-concept, which are the first 12 minutes of the feature film. Some cast will change.



Upon entering the venue, Syd is surprised that none of the attendees look familiar. A strange man named **Guy** soon forms a “heart circle” and begins to lecture about chakras…?

Yvette and Syd come to a horrific realization: they are actually at a meeting for **NWGOWADOL (Northwest Gathering of Workers and Dreamers of the Light)**, a cult-like dream group.



Never one to back down from an inopportune challenge, **Syd** concludes that it is still the perfect time to debut their plant performance.



… but **Yvette** shockingly steals the show when she is suddenly overtaken by a mysterious spirit and begins to speak in tongues!



Guy and his **fanatic followers** swarm around Yvette in reverence and awe, absolutely convinced that she is a special person who had been foretold in their “Great Prophecy.”

Life soon warps into hyperspeed, as the best friends experience a series of uncanny, inexplicable events.

After sharing the same dream on the same night, they are paid a visit by their ancestors, which include Yvette's **Halmeoni** (Grandmother in Korean) and Syd's Indigenous relative, **Mexica Warrior**.

All of the bizarre events lead Syd and Yvette to search desperately for answers.

After many humorous failed attempts to seek advice from a psychic, they eventually find the real deal in **Miss Esther** and her sidekick **Kong**, who help them understand the unfolding mysteries.



But Yvette becomes terrified when Miss Esther warns her of terrible evil in her midst that is, in particular, coming for her.

Obsessed with all the negative possibilities of what might occur, Yvette's therapy practice goes further down the drain. She finds herself susceptible when Guy approaches her and invites her to join his cult.

At Yvette's lowest point, the cult is able to appeal to her bruised ego. They swoop in to turn her into one of their holy leaders – and along the way, use her as an excellent marketing tool to sell their expensive "spiritual" wellness products.

Syd doesn't understand how Yvette doesn't see Guy for the creep that he is, and the best friends experience an unprecedented blow-out. **Their journeys diverge.**

Yet in the end, it is ultimately up to **Syd** to join forces with their newfound psychic friends and ancestors – to concoct the performance art intervention of a lifetime.

Will the team be able to save Yvette from the toxic throes of cult leader fame?



CHARACTERS & VISUAL WORLD

SYD

they / them
early 30s

CASTING INSPIRATION

Nonbinary Latine actor Vico Ortiz meets performance artists and weird costumes from *Los Espookys*.

An early 30s, gender-fluid Mexican-American performance artist who is always up for an unconventional challenge, Syd is delightfully sarcastic and rebellious at heart. Syd is a true creative; they constantly create elaborate, inventive costumes to support their deeply profound yet highly unprofitable performance art abstractions. They're coming up on three years of sobreity, but remain a bit of a loveable mess when it comes to the usual "adult" stuff. Still, they have a heart of gold and are deeply committed to their friendship and ethics.



PERFORMANCE ART & FASHION



COSTUMES & CAMP IN *LOS ESPOOKYS*



DAMIAN TERRIQUEZ



VICO ORTIZ

YVETTE

she / her
early 30s

An early 30s, straight-laced Korean-American therapist who is addicted to green juice and general wellness, Yvette seems to “have it all” in the traditional sense. But while talented and disciplined in many ways, Yvette’s big secret is that she is absolutely terrible at being a therapist, even though she refuses to admit it. Everything changes when a charismatic cult leader comes beckoning, just as all her clients fire her. As the cult appeals to her fragile ego, Yvette learns that she loves the limelight and that she might just have what it takes to lead a cult herself.


GREEN JUICE FAN


SUPREME MASTER
CHING HAI

DAWN ANDERSON

LEAD CAST IN PROOF-OF-CONCEPT;
INTERESTED IN THE FEATURE

Dawn Anderson is a vibrant Korean-Scandinavian American actress, voice-over artist, and writer based in Los Angeles. This tiny human with a cavernous imagination is not afraid of tackling unconventional roles, stories, and enjoys finding layers of depth and nuance within even the wackiest of characters. Naturally buoyant, she also carries a gentle strength that is apparent on and off-screen.

Dawn’s most recent projects include voicing an exciting character for an NDA video game releasing in 2022, the Netflix drama “Sisyphus,” multiple characters in “Kaidan Project: Alone” theatre experience app, acting in the web series “Game of Phones,” “Yardbirds,” and various film, tv, and commercials. She quite often collaborates with East West Players and Rogue Artists Ensemble theatre companies.





JAPANESE CULT AUM SHINRIKYO



JARED LETO

GUY

he / him
in his 40s

A handsome, relaxed-looking LA-type in his early 40s, Guy is the charming cult leader and founder of Northwest Gathering of Workers and Dreamers of the Light (NWAGOWADOL). His dark intents are masked by his undeniable charisma, and he is keen to use his psychic talents to prey upon an unsuspecting Yvette. He also relies heavily on culturally appropriation for spiritual ideas.



JOEY RICHTER

CONFIRMED FOR FEATURE FILM

Joey is an actor, writer, and comedian who resides in Los Angeles. A native Southern Californian, Joey ventured out of the Golden State for his formative years to the Midwest. He graduated with a BFA in Acting and a Minor in Global Media Studies from the University of Michigan. As a founding member of Starkid Productions, Joey has performed in 9 full length productions, 2 North American concert tours, and multiple appearances around the world.

Joey's on camera credits include projects for FOX, Nickelodeon, Neflix, Roku, and Disney. He's also lent his voice to cartoons on Nickelodeon & Cartoon Network, as well as several animated films, video games, and ad campaigns.

He is a member of the LA-based comedy trio, THE TIN CAN BROTHERS, who have written and produced over 200 YouTube videos, seven live stage shows, and raised over $335,000 for projects on Kickstarter. Additional online collaborations include appearing in projects for New Form Digital, Geek and Sundry, Awesomeness TV, Shipwrecked Comedy, and Will Save Productions.

MISS ESTHER

she / her
age 47-65

CASTING INSPIRATION

TV psychic Miss Cleo meets Puerto Rican astrologer Walter Mercado

A plump and cheeky intuitive advisor, Miss Esther has one foot grounded in the terrestrial world and one foot floating in the celestial. She has the ability to communicate with spirits, uses tarot cards as a tool for divination, and is internet-famous for her psychic work, but she's the <u>real deal</u>! Just as important: her gaudy and loud fashion style matches her "doesn't take shit" attitude.



MISS CLEO



THE HOODWITCH®


2018
2018

PUERTO RICAN ASTROLOGER WALTER MERCADO

KONG

they / them
ages 18-27

CASTING INSPIRATION

Julio Torres (*SNL, Los Espookys*) meets Asian fashion influencers, with a dash of Bowen Yang's fey characters from *SNL*'s *Weekend Update*

A nonbinary apprentice and office assistant to Miss Esther, Kong is an agreeable young adult who is still learning the craft of psychic life. They are always dressed vibrantly in gender-neutral Tokyo street styles. They tend to keep it lighthearted, though they do take the work seriously. As far as spirits go, they connect most deeply with faeries, gnomes, and nymphs—not that dark stuff.



JULIO TORRES



BOWEN YANG


SUPREME

ANDROGYNOUS TOKYO STREET FASHION

HALMEONI

she / her
late 70s

A late 70s Korean grandmother wearing a hanbok, Halmeoni (Grandmother in Korean) is an ancient ancestor spirit that comes back to visit her future descendant, Yvette, who is a modern-day Korean-American therapist. Sassy, blunt, and a bit of a hardass, Halmeoni shows harsh love but is a sympathetic figure who looks out for Yvette's best interests and dishes out advice in Korean idioms and proverbs.





ALEXIS RHEE

CAST IN PROOF-OF-CONCEPT; INTERESTED IN THE FEATURE

Alexis Rhee was born in Seoul, Korea where her musical and artistic skills were recognized at a very young age. She began playing the violin at age five, eventually becoming an accomplished musician. Alexis studied with Oscar Shumsky of the Juilliard School of Music in New York and obtained a Master's degree at the Manhattan School of Music. Her love of performing and her pure talent easily transitioned to the stage and screen. Alexis's career has spanned generations and she continues to wow audiences around the globe. Her extensive resume includes the films BLADE RUNNER, (Oscar winning) CRASH, NORBIT, and BLACK PANTHER. Alexis has also appeared in many television series including ER, RAY DONOVAN, THE SHIELD, LOVECRAFT COUNTRY and more. Recent credits include the new BOSCH spinoff, and the upcoming film ME TIME with Kevin Hart and Mark Wahlberg.



MEXICA WARRIOR

he / him
age 47-67
(but timeless)

CASTING INSPIRATION

Pre-Hispanic warrior in traditional dress.

<u>* NOTE: This role will shift cultures in collaboration with the Indigenous actor who is cast for Syd; that the actor is Mexica may be temporary.</u>
Warrior is the powerful great-great-grandfather of Syd, who returns to guide his future descendent and draws upon centuries of history where Indigenous cultures resisted against Spanish colonization of the Americas. Dressed in highly-stylized traditional dress, the Warrior resists external forces but has also found some temptations in modern times: he's secretly a sneakerhead and basketball fan.



WARRIOR ILLUSTRATIONS
(HISTORICAL CODICES)


605
606
620



RAFAEL LUNA
(INDIGENOUS AZTEC DANCER)



TENOCH HUERTA
(*BLACK PANTHER 2*)

JBLISS

he / him
in his 20s

CASTING INSPIRATION

Pretty K-Pop boy band members; take your pick!

A stereotypical boy band member who sings, dances, and raps, JBliss is a well-rounded entertainer and Yvette's favorite K-Pop artist on the planet. Pretty-faced, young, and still figuring out the deeper parts of himself, JBliss serves to represent the attention-loving part of Yvette that secretly longs to be famous—which she isn't able to access as long as she's stuck being a therapist.


SNACK
NCT-127


THE EVER-FAMOUS BTS

SONIC WORLD

Some of these musicians were featured on the short film proof-of-concept; all will be in the feature.
Each artist is associated with certain *Reckless Spirits* characters or specific recurring elements.

CRYSTAL QUARTEZ



SONIC PLACEMENTS

When the dream cult and Guy appear; moments with New Age motifs and elements

Crystal Cortez is a sound & installation artist based out of Portland Oregon. She is also a professor of Creative Coding & Sonic Arts at Portland Community College. She transforms field recordings, uses synthesis, audio programming, data sonification, and 3D sound spatialization to produce complex sonic realms.

FILTHY THE KID



SONIC PLACEMENTS

When Yvette is getting her ego stroked or is engaing in her love for her favorite K-Pop star, JBliss.

Filthy the Kid is a Korean-American rapper from Queens. Raised on a steady diet of Mobb Deep, Drunken Tiger, and Phat Farm apparel, Filthy has cultivated a unique musical identity that reflects both his New York roots and his Korean heritage.

SONIDO GALLO NEGRO



SONIC PLACEMENTS

When Syd connects to their ancestral spirit guide.

Sonido Gallo Negro channels both the mystique and mysticism of 1960s Peruvian cumbia through neo-psychedelia (a big part of the original Peruvian scene), spaghetti western soundtracks, and surf music, with driving Latin rhythms

Clothed in monk robes and backed by spectral video and light projections, on-stage Sonido Gallo Negro are as impressive as they are exotic.

AUDIENCE & MARKET

Given the film's multilingual and multicultural representation—with Mexican, Indigenous, Korean, American, nonbinary, transgender, and LGBTQ+ actors and creators—we know that the Reckless Spirits audience will be diverse and international.

Reckless Spirits possesses a number of strong pop culture references that are trending, such as themes of cults, tarot, New Age spirituality, and conversations about capitalism and class. Its soundtrack internationally centers around world-dominating, boundary-crossing musical genres of K-Pop and Latin Pop, including cumbia and reggaeton.

All these elements— along with bright visual touchpoints accomplished through colorful production design and stylish wardrobes—will resonate Millennial and and Gen Z audiences. They are the highest consumers of media, at 6.6 hours daily and 6.3 hours daily, respectively.

Reckless Spirits is more than just a surface-level comedy; it also offers rich commentary on the co-option of worldwide spiritual cultures to promote colonization and capitalism in the world of spirituality. Comedies that hold deeper messages and perspectives have a proven track record of appealing to domestic and international audiences. Reckless Spirits holds comparisons to theatrical feature films that span decades and are known as cult comedy favorites.

FEATURE FILM COMPS



EVERYTHING EVERYWHERE ALL AT ONCE (2022)

A box-office-breaking experimental work, *EEAAO* brings mind-bending metaphysical themes and accurate multigenerational, Asian American and Asian immigrant representation to wide audiences.

BOX OFFICE GROSS:
$142.8 million worldwide

DOMESTIC MARKETS:
$77.2 million

INTERNATIONAL MARKETS:
$65.6 million



HAROLD & KUMAR: ESCAPE FROM GUANTANAMO BAY (2008)

The second film in the three-part *Harold & Kumar* franchise, *Escape from Guantanamo Bay* features the Asian best friend duo in unlikely adventures. Both high-brow and low-brow, the film is full of stoner jokes yet still holds a deep political message with commentary on stereotypes and racial profiling.

BOX OFFICE GROSS:
$38,108,728

OPENING WEEKEND GROSS:
$14,908,404



ZOOLANDER (2001)

A cult classic, *Zoolander* is driven by ridiculous, highly stylized lead characters and bizarre wardrobes. The film constantly requires viewers to suspend their disbelief, yet succeeds in building a believable alternative world.

BOX OFFICE GROSS:
~$60,780,981 worldwide

DOMESTIC MARKETS:
~$45,172,250 million

INTERNATIONAL MARKETS:
~$15,608,731 million



PEE-WEE'S BIG ADVENTURE (1985)

A character-driven comedy that has continued to tantalize audiences since its release, *Pee-Wee's Big Adventure* loudly celebrates nonconformity and the importance of valuing personal connections more than material possessions.

BOX OFFICE GROSS:
$40,940,662

OPENING WEEKEND:
$99,184

TV SHOW COMPS



BROAD CITY
(2014-2019)

A popular 5-season show on Comedy Central about the zany adventures of an unconventional best friend duo, *Broad City* follows the friends as they confront and problem-solve unpredictable circumstances and challenges.

Broad City was ranked on "top show of the decade" lists for *Vanity Fair*, *Rolling Stone*, and *The A.V.*


Los Espookys

LOS ESPOOKYS
(2019, 2022)

A bilingual English-Spanish HBO original show filmed in Mexico, *Los Espookys* has a cast of highly stylized characters, queer humor, and bold costumes.

Los Espookys has been met with wide critical acclaim, as evidenced by its 100% on Rotten Tomatoes. *The Guardian* called it a "delightfully creepy Spanish-language comedy that's unlike anything else on TV," and it is among the projects most similar to *Reckless Spirits*.





BOJACK HORSEMAN (2014-2020)

THE MIDNIGHT GOSPEL (2020)

BoJack Horseman is a 6-season animated dramedy on Netflix starring a tragic main character. Its irreverent sense of dark humor rooted is set in an exaggerated version of the real world.

Netflix's *The Midnight Gospel* was critically-acclaimed for its ability to present metaphysical philosophies in a trippy, surreal animated setting.

Taken together, both inspire *Reckless Spirits* uses bursts of animation to heighten supernatural elements.



THE WHITE LOTUS
(2021, 2022, 2025)

A 3-season HBO original satire that has become a "cult favorite," *The White Lotus* coincidentally centers themes of cults, class, privilege, and spirituality—all topics highly present in *Reckless Spirits*.

Publications like The New Yorker have said that "the brilliant, biting social satire of The White Lotus" makes the "HBO tragicomedy one of the best shows of the year."

PRODUCTION
& DISTRIBUTION

TIMELINE

2017
Initial project ideation

2018 - 2021
Screenwriting for short film proof-of-concept and feature film

DECEMBER 2021
Production for short film proof-of-concept

2022 - 2023
Short film proof-of-concept festival run

2023 - 2024
Feature film script development and initial team assembly

DECEMBER 2024
Successful feature film Kickstarter campaign raises over $100K, showing community buy-in and support

EARLY 2025
EARLY PRE-PRODUCTION

- Lock initial script
- Finalize initial budget
- Secure remaining financing
- Locate soft talent
- Secure main talent and lead crew
- Secure partnerships

LATE 2025 / EARLY 2026
PRE-PRODUCTION

- Set up production offices
- Scout locations
- Finalize cast
- Secure all crew
- Develop storyboads and hsotlist
- Solidify production design
- Secure vehicles

FEBRUARY / MARCH 2026
PRODUCTION IN OAXACA, MEXICO

Filming in Oaxaca, Mexico, with a mixture of U.S., Mexican, and Indigenous actors and primarily Mexican and/or Indigenous crew.

LATE 2026:
POST-PRODUCTION

- Edit
- Color
- Incorporate special effects
- Complete rough cut
- Talk to distributors
- Talk to producer reps
- Secure film festival strategy

2027:
FILM FESTIVAL RUN
& DISTRIBUTION

FIN

FINANCE & INVESTMENTS

FINANCES

REMAINDER TO RAISE TO ENTER PRODUCTION IN 2026 (NO POST-PRODUCTION)

$106,715

TOTAL FILM BUDGET

$323,883

TOTAL REMAINDER TO RAISE (WITH POST-PRODUCTION)

$182,105

Investments opportunities are available at any amount greater than $100 through the crowdfunding investment platform, WeFunder: https://wefunder.com/recklessspirits/

All income sources listed below do not need to be repaid, thus increasing chances of potential return for investors!

INCOME SOURCES

Crowdfunding Campaign (after fees)	$ 94,004
Private Donations *	$ 19,074
Government Grants	$ 20,500
Other Grants	$ 2,000
In-Kind Donations	$ 5,000
Miscellaneous	$ 1,200
SUBTOTAL (44% OF BUDGET):	$141,778

* Tax-deductible private donations (which do not count as an investment for potential return) can also be made through our fiscal sponsor, Northwest Film Forum: https://vivianhua.com/film/reckless-spirits/

THE TEAM

VEE HUA 華婷婷 (they/them), DIRECTOR & CO-WRITER, is a filmmaker, film educator, and environmental justice reporter splitting their time between Seattle, Washington, and Oaxaca, Mexico. In their recent role as Executive Director of the interdisciplinary community hub, Northwest Film Forum, they played a groundbreaking role in making the space accessible for diverse audiences. Their narrative feature film, RECKLESS SPIRITS is slated for production in early 2026, and they are in post-production on a documentary short about Hunt's Trading Post near the Navajo and Southern Ute Nations. They have a Master's in Tribal Resource and Environmental Stewardship from the American Indian Studies Department at the University of Minnesota, and are pursuing a certificate in Incidencias en Problemas Socioambientales from the Universidad del Medio Ambiente in Mexico. They are committed to equity through actionable practices. **veehua.com // @hellomynameisvee**



CREATORS



LISA SANAYE DRING (she/her), CO-WRITER, is a writer and director. Her play *SUMO* was produced by La Jolla Playhouse and Ma-Yi in 2023, and will be receiving its New York premiere at The Public Theater with Ma-Yi in 2025. Her play Kairos is currently receiving a Rolling World Premiere in three cities with National New Play Network. Lisa has won an Edgerton Award, a Broadway World Award for Best New Play, and the PLAY LA Stage Raw/Humanitas Prize. They have been a finalist for the Relentless Award, the O'Neill Playwrights' Conference (2x), the Seven Devils Playwrights Conference, and a 2x finalist (one honorable mention) for the Bay Area Playwrights Festival. They have worked with Meow Wolf and have been awarded fellowships at MacDowell, Blue Mountain Center and Yaddo. She received an Emmy nomination for Outstanding Interactive Programming for a piece she co-wrote and co-directed with Matt Hill called *Welcome to the Blumhouse Live*. **lisasanayedring.com**



PAIGE WOOD (she/her) is an award-winning filmmaker, screenwriter, and producer working across narrative and documentary film, animation, and video games -- her work recognized by the likes of BlackStar Film Festival, Tribeca Festival, and Apple. Previously Paige served as the Supervising Producer for the RISE-HOME STORIES PROJECT, which brought together artists and advocates to reimagine the stories told about land and home. In addition to her collaborative work, Paige is currently developing a series project for television, two features, and her directorial short film debut. Paige is a 2024 Film Independent Episodic Lab Fellow, 2022 Gotham TV Lab Fellow, 2021-2022 USC Annenberg Civic Media Fellow, 2020 Kresge Artist Fellow, and a 2019 Sundance Institute | Knight Foundation Program Fellow. As a fan of comedic, fantasy, and animated storytelling, Paige loves to tell stories at the intersection of surrealism, horror, and humor that build on the absurdity of everyday life. **blkdaria.com**

PRODUCERS



LISA VAN DAM-BATES (she/her) is an Autistic writer, editor, producer and filmmaker. She is an environmental activist who is dedicated to creating more with less and divesting from a culture addicted to consumerism and convenience. Lisa's feminist horror feature MARLA MAE acquired worldwide distribution in 2019. Following the January 6 attack on the capitol, she was the editor of Nate Gowdy's INSURRECTION. In 2023 she edited OUT OF THE BLUE: NAKED CONFESSIONS ON GENDER TRANSITION. She is the producer and editor of THE MAIN OFFICE podcast - a deep dive into the American public education system. Lisa is currently in development on her second feature, eco-horror MOTHER IS SICK. Lisa is fluent in Spanish and is working on reclaiming her mother-tongue of Dutch. She lives in the PNW with her three rescue pups, Bleppie, Muddy and Skunk. **lisavdb.com**



CATHERINE NUEVA ESPAÑA (she/her) is a consultant, facilitator, and arts advocate based in Seattle. Much of her work is geared toward supporting emerging artists, including filmmakers, choreographers, and composers. She most recently served as an executive producer of MARCIE'S (2024) where she helped to put together fundraising and community engagement strategies. She also recently worked with Washington Filmworks' Film Leadership Council to help promote workforce development and film production infrastructure in the state. She was formerly the Interim Executive Director at On the Boards and the Executive Director at Velocity Dance Center in Seattle, and has served as the film series curator for the Architecture + The City Festival in San Francisco. She serves as the ArtsWA commissioner for the 36th LD, and as the 4th District board member for 4Culture. **cnueva.com**

RECOGNITION & ACKNOWLEDGMENTS

RECKLESS SPIRITS HAS BEEN SUPPORTED BY:
Hillman Grad, Open Televisoin (OTV), Northwest Film Forum, Full Spectrum Features, Washington Filmworks, San Francisco Transgender Film Festival's Dream Commission Grants, 4Culture, Artist Trust, Koerner Camera, and more!

RECKLESS SPIRITS IS A:
- Finalist of the 2025 Anarchists United Feature Film Incubator Grant
- 2023 NewFest New Voices Filmmaker Grant Semi-Finalist
- 2nd Round Invitee to the Sundance Feature Film Lab & Antigravity Productions Screenwriter Camp

CONTACT

VEE HUA 華婷婷
DIRECTOR & CO-WRITER
hellomynameisvee@gmail.com
@hellomynameisvee @reckless.spirits

IN COLLABORATION WITH

[redefine] NORTHWEST FILM FORUM

COVER ARTWORK by AMANDA BELL
@godammitamanda